EXHIBIT 12.1

Compass Minerals International, Inc.
Computation of Ratios of Earnings to Fixed Charges
(in millions)

	Nine Months Ended September 30,			Year Ended December 31,

	2003		2002	2002		2001		2000
Earnings:
Income (loss) before income taxes	$12.3		$(0.4)	$30.3		$45.8		$(571.4)
Plus fixed charges	42.3		33.9	45.1		16.7		18.4
Less capitalized interest	--		--	--		(1.0)		(1.1)
	$54.6		$33.5	$75.4		$61.5		$(554.1)

Fixed Charges:
Interest charges	$40.5		$31.8	$42.4		$14.4		$16.4
Plus interest factor in operating rent expense	1.8		2.1	2.7		2.3		2.0
	$42.3		$33.9	$45.1		$16.7		$18.4

Ratio of earnings to fixed charges (excess of fixed charges over earnings)	1.29	x	$(0.4)	1.67	x	3.69	x	$(572.5)